UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Malo Holdings Corporation

(Exact name of Registrant as specified in its charter)

Delaware	000-56036	83-3299164
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2255 Glades Road,

Suite 324A

Boca Raton, Florida 33431
(Address of Principal Executive Offices, including Zip Code)

+1-561-989-2208
(Registrant’s telephone number, including area code)

Approximate Date of Mailing: September 21, 2020

Malo Holdings Corporation

2255 Glades Road,

Suite 324A

Boca Raton, Florida
Tel: +1-561-989-2208

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
REPORT OF CHANGE IN MAJORITY OF DIRECTORS

September 21, 2020

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.0001 per share, of Malo Holdings Corporation, a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF Malo Holdings Corporation. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

If you have questions about or would like additional copies of this Information Statement, you should contact Ian Jacobs, Chief Executive Officer, President, Chief Financial Officer, Secretary and Director of Malo Holdings Corporation, 2255 Glades Road, Suite 324A, Boca Raton, Florida; telephone: +1-561-989-2208.

By Order of the Board of Directors,

/s/ Ian Jacobs
Chief Executive Officer, President, Chief Financial Officer, Secretary and Director

Boca Raton, Florida
September 21, 2020

INTRODUCTION

This Information Statement is being mailed on or about September 21, 2020, to the holders of record as of September 21, 2020, of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Malo Holdings Corporation, a Delaware corporation (the “Company,” “we,” “us,” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement relates to an anticipated change in the composition of our Board of Directors (the “Board”) that is expected to occur in connection with a proposed merger to be completed by and among the Company, a newly formed wholly-owned subsidiary of the Company (“Merger Sub”), and Augmedix, Inc., a Delaware corporation (“Augmedix”), pursuant to which Merger Sub would merge with and into Augmedix, with Augmedix continuing as the surviving entity (the “Merger”) and as our wholly-owned subsidiary. The Merger would occur pursuant to an Agreement and Plan of Merger and Reorganization expected to be entered into by and among the Company, Augmedix and Merger Sub (the “Merger Agreement”).

Pursuant to the terms of the proposed Merger Agreement, it is expected that all outstanding shares of capital stock of Augmedix will be converted into shares of our Common Stock, such that the holders of Augmedix equity before the proposed Merger will own more than 90% of the outstanding shares of our Common Stock after the Merger (before giving effect to a potential private placement offering of Common Stock by the Company that we expect will be consummated simultaneously with or immediately after the proposed Merger (the “Proposed Offering”)).

The proposed Merger Agreement contemplates a change in the composition of the entire Board at the effective time of the Merger (the “Effective Time”), which will be no earlier than the tenth day following the date this Schedule 14F-1 is filed with the Securities and Exchange Commission (the “SEC”) and mailed to our stockholders. Pursuant to the terms of the proposed Merger Agreement, immediately following the Effective Time, the Board, which currently consists of Ian Jacobs and Mark Tompkins, will increase the size of the Board to six (6) persons and appoint Emmanuel Krakaris, Ian Shakil, Jennifer Carter, Jason Krikorian, Joseph Marks, Ph.D. and Gerard van Hamel Platerink as directors to serve on the Board, and Mr. Jacobs and Mr. Tompkins will resign from all officer and director positions with the Company, as applicable, immediately prior to such appointments taking effect.

The foregoing description of the proposed Merger Agreement does not purport to be complete and is qualified in its entirety by the terms of the actual Merger Agreement, which has yet to be completed and executed. We plan to file a copy of the executed version of the Merger Agreement as an exhibit to a Current Report on Form 8-K that will be filed with the SEC following execution of such agreement.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require that we mail to our stockholders of record the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors will not occur until at least ten (10) days following the mailing of this Information Statement.

Please read this Information Statement carefully. It describes the terms of the proposed Merger Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the proposed Merger. All Company filings and exhibits thereto are available to the public at the SEC’s website at http://www.sec.gov.

VOTING SECURITIES

As of the date of this Information Statement, our Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders. Each share of Common Stock entitles the holder thereof to one vote. As of September 21, 2020, there were 5,000,000 shares of our Common Stock issued and outstanding. No vote or other action of our stockholders is required in connection with this Information Statement.

CHANGE OF CONTROL

Pursuant to the terms of the proposed Merger Agreement by and among the Company, Merger Sub and Augmedix, at the Effective Time of the Merger, Augmedix will become our wholly-owned subsidiary.

The transactions contemplated by the proposed Merger Agreement are intended to be a reorganization pursuant to the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

We anticipate that the shares of our Common Stock to be issued in connection with the proposed Merger will be issued in reliance upon exemptions from registration pursuant to Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D under the Securities Act.

As described above, the proposed Merger Agreement contemplates a change in the composition of the entire Board at the Effective Time. Pursuant to the terms of the proposed Merger Agreement, immediately following the Effective Time, the Board, which currently consists of Ian Jacobs and Mark Tompkins, will increase the size of the Board to six (6) and elect Emmanuel Krakaris, Ian Shakil, Jennifer Carter, Jason Krikorian, Joseph Marks, Ph.D. and Gerard van Hamel Platerink to serve on the Board, and Mr. Jacobs and Mr. Tompkins will resign from all officer and director positions with the Company, as applicable, immediately prior to such appointments taking effect. Because of the issuance of securities contemplated by the proposed Merger Agreement as well as the election of the directors proposed to take office as of the Effective Time, the consummation of the proposed Merger would result in a change-of-control of the Company.

Our completion of the transactions contemplated under the proposed Merger Agreement is subject to the execution and delivery of the proposed Merger Agreement by the parties thereto and to the satisfaction of the conditions to closing to be set forth in the proposed Merger Agreement. There can be no assurance that the proposed Merger Agreement will be executed and delivered or the Merger will be completed.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current directors and executive officer and our proposed directors and executive officers after completing the transactions contemplated by the proposed Merger Agreement. If any proposed director listed in the tables below should become unavailable for any reason, which we do not currently anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Augmedix prior to the Effective Time.

Current Directors and Executive Officer

The following table sets forth certain information regarding our current directors and executive officer as of the date of this Information Statement:

Name	Age	Position
Ian Jacobs	43	Chief Executive Officer, President, Chief Financial Officer, Secretary and Director

Mark Tompkins	57	Director

Ian Jacobs has served as Chief Executive Officer, President, Chief Financial Officer, Secretary and director of the Company since inception. Mr. Jacobs has also served as Chief Executive Officer, President, Chief Financial Officer, Secretary and director of Parasol Investments Corporation since May 13, 2020, and as Chief Executive Officer, President, Chief Financial Officer, Secretary and director of Parc Investments, Inc., since August 21, 2020. Mr. Jacobs previously served as the President, Secretary, Chief Executive Officer, Chief Financial Officer and director of Max-1 Acquisition Corporation, now known as Exicure, Inc., from February 2017 until September 2017, of Lola One Acquisition Corporation, now known as Amesite Inc., from April 2017 until April 2018, of Peninsula Acquisition Corporation, now known as Transphorm, Inc., from June 2017 to February 2020, and of Olivia Ventures, Inc., now known as Compass Therapeutics, Inc., from March 2018 to June 2020. Mr. Jacobs has also been an associate of Montrose Capital Partners Limited, or Montrose Capital, since 2008. Montrose Capital is a privately held company, which focuses on identifying public markets venture capital investment opportunities in high growth early stage companies. Montrose Capital is a sector agnostic privately held firm which has identified and invested, through its principal owners and associates, in a wide spectrum of global industries, including biotechnology, specialty pharmaceuticals, medical devices, robotics, and technology. Mr. Jacobs received a B.S. in Finance from the University of South Florida.

Mark Tompkins has served as a director of the Company since inception. Mr. Tompkins has also served as a Director of Parasol Investments Corporation since May 13, 2020, and as a director of Parc Investments, Inc., since August 21, 2020. Mr. Tompkins previously served as a director of Max-1 Acquisition Corporation, now known as Exicure, Inc., from February 2017 until September 2017, of Lola One Acquisition Corporation, now known as Amesite Inc., from April 2017 until April 2018, of Peninsula Acquisition Corporation, now known as Transphorm, Inc., from June 2017 to February 2020, and of Olivia Ventures, Inc., now known as Compass Therapeutics, Inc., from March 2018 to June 2020. Mr. Tompkins is a founder of Montrose Capital and has served as its President since its inception in 2001. Montrose Capital is a privately held company, which focuses on identifying public markets venture capital investment opportunities in high growth early stage companies. Montrose Capital is a sector agnostic privately held firm which has identified and invested, through its principal owners and associates, in a wide spectrum of global industries, including biotechnology, specialty pharmaceuticals, medical devices, robotics, and technology.

Directors and Executive Officers Following the Merger

Upon the consummation of the Merger, the following individuals are expected to be appointed to the Board and executive management of the Company:

Name	Age	Position(s)
Executive Officers
Emmanuel Krakaris	62	President, Chief Executive Officer, Secretary and Director
Ian Shakil	36	Chief Strategy Officer and Director
Sandra Breber	62	Chief Operating Officer
Jonathan Hawkins	51	Chief Revenue Officer
Paul Ginocchio	51	Chief Financial Officer

Non-Employee Directors
Jennifer Carter	45	Director
Jason Krikorian	49	Director
Joseph Marks, Ph.D.	59	Director
Gerard van Hamel Platerink	51	Director and Chairman of the Board

Executive Officers

Emmanuel Krakaris has served as the President, Chief Executive Officer, Secretary and as a member of the board of directors of Augmedix since October 2018. Before Mr. Krakaris was appointed as Augmedix’s Chief Executive Officer, Mr. Krakaris served as an advisor to the board of directors from April 2018 to May 2018 and as Augmedix’s Chief Operating Officer from June 2018 to September 2018. Prior to joining us, Mr. Krakaris served as the Chief Executive Officer of Streetline, Inc. from August 2014 to February 2018 and as Chief Financial Officer and Chief Operating Officer from 2011 to August 2014. Mr. Krakaris also served as Chief Financial Officer of Command Audio Corporation from 1996 to 2011. Mr. Krakaris received a Bachelor of Commerce in Marketing and International Business from McGill University, and a M.B.A. from the University of California, Berkeley, Haas School of Business. We believe that Mr. Krakaris is qualified to serve on Augmedix’s board of directors due to his extensive business experience as an executive officer and experience across a broad range of industries.

Ian Shakil is Augmedix’s founder and has been a member of Augmedix’s board of directors since April 2013. He previously served as Chairman of Augmedix’s board of directors from August 2018 to September 2020 and has served as Augmedix’s Chief Strategy Officer since October 2018. Prior to that, Mr. Shakil served as Augmedix’s Chief Executive Officer from April 2013 to October 2018. Mr. Shakil has also served as Advisor to Edwards Lifesciences Corporation since May 2019, and as Advisor to Maya.com.bd since January 2018. Mr. Shakil has a B.S.E. in Biomedical Engineering from Duke University, and an M.B.A. from Stanford University Graduate School of Business. We believe that Mr. Shakil is qualified to serve on Augmedix’s board of directors because he is Augmedix’s founder and former Chief Executive Officer and his business and technical experience in the healthcare industry.

Sandra Breber has served as Augmedix’s Chief Operating Officer since March 2019, and prior to that served as an advisor to the Company from November 2018 to March 2019. Prior to joining us, Ms. Breber served as advisor to Snipp Interactive, Inc. from November 2018 to March 2019. Ms. Breber also served as President and Co-founder of Ziploop, Inc., from April 2013 to November 2018. Earlier in her career, Ms. Breber served as a Partner at Arthur Andersen L.L.P. Ms. Breber holds a Bachelor of Commerce in Accounting and Finance from McGill University.

Jonathan Hawkins has served as Augmedix’s Chief Revenue Officer since April 2019. Prior to joining us, Mr. Hawkins was Senior Vice President of Business Development, Sales and Marketing for Spry Health, Inc., a healthcare data analytics provider that identifies early signs of clinical deterioration in chronically-ill patients, from October 2017 to April 2019. Mr. Hawkins was also a Founding Investor and Advisor to The Batchery, a startup incubator and accelerator. Prior to that, Mr. Hawkins was Vice President of Business Development and Sales for MedeAnalytics, Inc., from May 2016 to October 2017. From November 2015 to March 2016, Mr. Hawkins served as a consultant to Cal INDEX, a non-profit health information exchange. Mr. Hawkins holds a B.A. in International Relations from Stanford University, and an M.B.A. from Harvard Business School.

Paul Ginocchio has served as Augmedix’s Chief Financial Officer since July 2020. Prior to joining us, from December 2019 to June 2020, Mr. Ginocchio served as an independent strategic advisor to multiple technology companies. Mr. Ginocchio previously served as Chief Financial Officer of Brightfield Strategies LLC., a workplace data and analytics company, from January 2017 to September 2019. Prior to that, Mr. Ginocchio served as an industry consultant and interim Chief Financial Officer from September 2016 to December 2016 for various companies. From November 1998 to May 2016, Mr. Ginocchio was Lead Analyst, then Managing Director of Information & Business Services Equity Research at Deutsche Bank AG. Mr. Ginocchio holds B.A. in Economics & Business Management from North Carolina State University, and a M.B.A. in Finance from Indiana University Kelley School of Business.

Non-Employee Directors

Jennifer Carter has served as a member of Augmedix’s board of directors since June 2020. Since April 2015, Ms. Carter has served in various roles at McKesson Ventures, including as Vice President of Portfolio Development and Marketing from April 2015 to September 2019, and as Vice President of Venture Operations from September 2019 to June 2020, then Vice President of Portfolio Development from June 2020 to present. Ms. Carter holds a B.A. in Economics from Boston College Caroll School of Management. We believe that Ms. Carter is qualified to serve on Augmedix’s board of directors due to her experience in healthcare operations and venture capital.

Jason Krikorian has served as a member of Augmedix’s board of directors since May 2017. He is also currently General Partner at DCM, where he has served since July 2010. Prior to joining DCM, Mr. Krikorian co-founded Sling Media, Inc., a digital media and device company. Mr. Krikorian holds a B.A. in Psychology from the University of California, Berkeley, a J.D. from the University of Virginia School of Law, and a M.B.A. from the University of Virginia Darden School of Business. We believe that Mr. Krikorian is qualified to serve on Augmedix’s board of directors due to his expertise as an entrepreneur and venture capital investor in technology companies.

Joseph Marks, Ph.D. has served as a member of Augmedix’s board of directors since January 2020. Dr. Marks is also Executive Director of the Center for Machine Learning and Health at Carnegie Mellon University, where he has served since May 2016. Dr. Marks co-founded Caboodle Technologies, Inc. in April 2018. Prior to that, Dr. Marks was Co-Founder of Upfront Analytics, LTD, based in Dublin, Ireland. Earlier in his career, Dr. Marks served as Research Scientist, then Research Director at Mitsubishi Electric Research Labs from 1993 to 2006. Dr. Marks holds an A.B. in Applied Mathematics, as well as a Master of Science and Ph.D. in Computer Science, all from Harvard University. We believe that Dr. Marks is qualified to serve on Augmedix’s board of directors due to his experience as an entrepreneur and technology researcher.

Gerard van Hamel Platerink has served as Chairman of Augmedix’s board of directors since September 2020 and has served as a member of Augmedix’s board of directors since April 2016. Mr. van Hamel Platerink currently serves as Managing Director of Redmile Group, LLC, a health care-focused investment firm based in San Francisco and New York, which he joined in May 2012. Prior to joining the Redmile Group, Mr. van Hamel Platerink was a Managing Director with Accuitive Medical Ventures, a healthcare venture capital firm from 2003 to 2012. Mr. van Hamel Platerink holds a B.S. in Physics from the University of St. Andrews, and an M.B.A. from University of Cambridge. We believe that Mr. van Hamel Platerink is qualified to serve on Augmedix’s board of directors due to his expertise as a venture capital investor, and knowledge regarding the healthcare industry.

Family Relationships and Other Arrangements

There are no family relationships among our directors and executive officers. All of our directors will be appointed to the Board pursuant to the Merger Agreement.

CORPORATE GOVERNANCE

Board Composition

The Board, which currently consists of Ian Jacobs and Mark Tompkins, will increase from two (2) authorized directors to six (6) authorized directors immediately following the Effective Time. Our bylaws provide that the number of directors may be increased or decreased from time to time by action of the stockholders or of the directors. Directors are elected to the Board at each annual meeting of our stockholders and serve until their successors are elected or appointed, unless their office is vacated earlier. The term of office for each of the directors will expire at the time of our next annual meeting of stockholders.

Transactions with Related Persons

Malo Holdings Corporation

On December 27, 2018, the Company issued (i) 4,750,000 shares of Common Stock to Mark Tompkins, a director of the Company, for an aggregate purchase price equal to $475 representing amounts advanced by Mr. Tompkins to counsel for the Company in connection with the formation and organization of the Company and (ii) 250,000 shares of Common Stock to Ian Jacobs, an officer and director of the Company, for an aggregate cash purchase price of $25, pursuant to the terms and conditions set forth in a common stock purchase agreement with each person. The Company issued these shares of Common Stock under the exemption from registration provided by Section 4(a)(2) of the Securities Act.

On December 27, 2018, in connection with advances made in connection with costs incurred by the Company, the Company issued a promissory note to Mark Tompkins, a stockholder and director of the Company, pursuant to which the Company agreed to repay Mr. Tompkins the sum of any and all amounts that Mr. Tompkins may advance to the Company on or before the date that the Company consummates a business combination with a private company or reverse takeover transaction or other transaction after which the Company would cease to be a shell company (as defined in Rule 12b-2 under the Exchange Act). Although Mr. Tompkins has no obligation to advance funds to the Company under the terms of the note, it was and is anticipated that he may advance funds to the Company as fees and expenses are incurred after the date of the note, and the Company issued the note in anticipation of such advances. Interest accrues on the outstanding principal amount of the note at the rate of six percent (6%) per annum, on the basis of a 360-day year, from the date of borrowing until paid in full. In the event that an Event of Default (as defined in the note) has occurred, the holder may declare the entire outstanding principal amount of the note (or in the case of certain Events of Default the entire outstanding principal amount of the note will automatically become) due and payable, and starting from five (5) days after the date of default, the interest rate on the note will accrue at the rate of eighteen percent (18%) per annum. As of September 21, 2020, the amount due under the note was $104,864, including accrued interest of $6,854.

The Company currently uses the office space and equipment of its management at no cost.

Augmedix, Inc.

As described above, our proposed new members of the Board are Emmanuel Krakaris, Ian Shakil, Jennifer Carter, Jason Krikorian, Joseph Marks, Ph.D. and Gerard van Hamel Platerink. In addition, Mr. Krakaris, our proposed Chief Executive Officer following the Merger, is the Chief Executive Officer of Augmedix; Ian Shakil, our proposed Chief Strategy Officer following the Merger, is the Chief Strategy Officer of Augmedix; Sandra Breber, our proposed Chief Operating Officer following the Merger, is the Chief Operating Officer of Augmedix; Jonathan Hawkins, our proposed Chief Revenue Officer following the Merger, is the Chief Revenue Officer of Augmedix; and Paul Ginocchio, our proposed Chief Financial Officer following the Merger, is Chief Financial Officer of Augmedix.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

We do not have any special committee, policy or procedure related to the review, approval or ratification of transactions with related persons that are required to be disclosed pursuant to Item 404(a) of Regulation S-K, other than as required by the General Corporation Law of the State of Delaware.

Director Independence

The Company is not a listed issuer whose securities are listed on a national securities exchange or an inter-dealer quotation system that has requirements that a majority of the board of directors be independent. We evaluate independence by the standards for director independence set forth in the Nasdaq Marketplace Rules. Under these rules, a director is not considered to be independent if he or she also is an executive officer or employee of the Company. Accordingly, one of our current directors, Ian Jacobs, is not an independent director as he also serves as an executive officer of the Company. In addition, following the proposed Merger, Emmanuel Krakaris and Ian Shakil would not be considered to be independent directors under the standards for director independence set forth in the Nasdaq Marketplace Rules.

Board Meetings; Annual Meeting Attendance

The Company was formed on December 27, 2018 and selected March 31 as its fiscal year end. The Board did not meet and the Company did not hold an annual meeting during its fiscal year ended March 31, 2020. The Board has conducted all of its business and approved all corporate action during the fiscal year ended March 31, 2020, through unanimous written consents of its directors, in the absence of formal board meetings.

Holders of our securities can send communications to the Board via mail or telephone to the Secretary at the Company’s principal executive offices. The Company has not yet established a policy with respect to our directors’ attendance at annual meetings. A stockholder who wishes to communicate with the Board may do so by directing a written request addressed to our President and director at the address appearing on the first page of this Information Statement.

Committees of the Board of Directors

As our Common Stock is not presently listed for trading or quotation on a national securities exchange or Nasdaq, we are not presently required to have board committees.

The Board performs the functions of the audit committee. The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

Due to our small size and limited operations to date, we do not presently have a nominating committee or other committee performing similar functions. As we have only two stockholders, we have not adopted any procedures by which security holders may recommend nominees to the Board. We do not have a diversity policy.

Because the Board has not compensated our officers and directors since inception and has no intention of doing so prior to the Merger, we do not have a compensation committee or committee performing similar functions.

Board Leadership Structure and Role in Risk Oversight

Ian Jacobs currently serves as our Chief Executive Officer, President, Chief Financial Officer, Secretary and as a director, and Mark Tompkins currently serves as a director. We do not have a Chairman of the Board or a lead independent director. At present, we have determined that this leadership structure is appropriate for the Company due to our small size and limited operations and resources as a shell company.

The Board recognizes that the leadership structure and combination or separation of the President and Chairman roles is driven by the needs of the Company at any point in time. We have no policy requiring combination or separation of these leadership roles and our governing documents do not mandate a particular structure. This has allowed the Board the flexibility to establish the most appropriate structure for the Company at any given time.

After the closing of the proposed Merger and at least ten (10) days following the mailing of this Information Statement, the Board will initially comprise six (6) directors, Emmanuel Krakaris, Ian Shakil, Jennifer Carter, Jason Krikorian, Joseph Marks, Ph.D. and Gerard van Hamel Platerink.

Legal Proceedings

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of our Common Stock, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Stockholder Communication with the Board of Directors

Stockholders may send communications to the Board by writing to Malo Holdings Corporation, 2255 Glades Road, Suite 324A, Boca Raton, Florida, Attention: Board of Directors. Following the proposed Merger, stockholders may send communications to the Board by writing to Augmedix, Inc., 1161 Mission Street, #LL, San Francisco California, 94103, Attention: Board of Directors.

Executive Compensation

Since our inception, we have not paid any cash or other compensation to our executive officers or directors. We have not established nor maintained any stock option or other equity incentive plans since our inception. In addition, we have not established nor maintained any plans that provide for the payment of retirement benefits or benefits that will be paid primarily following retirement, including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax qualified deferred contribution plans and nonqualified deferred contribution plans. Similarly, we have no contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to the named executive officer or any other persons following, or in connection with, the resignation, retirement or other termination of a named executive officer, or a change in control of us or a change in a named executive officer’s responsibilities following a change in control.

Compensation of Directors

No director of the Company has received any compensation of any nature on account of services rendered in such capacity. We have not established a policy to provide compensation to our directors for their respective services in such capacity.

Employment Agreements

We have no employment agreements with our executive officers.

Equity Compensation Plan

In connection with the proposed Merger, we expect to assume Augmedix’s existing equity incentive grants and adopt a new equity incentive plan proposed by Augmedix that would be effective upon completion of the proposed Merger.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Prior to the Proposed Merger

The following table sets forth the number of shares of our Common Stock beneficially owned as of September 21, 2020 by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of Common Stock, (ii) each director and named executive officer of the Company and (iii) all directors and executive officers as a group.

As of September 21, 2020, 5,000,000 shares of our Common Stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with the rules of the SEC. The address of each stockholder is listed in the table.

Name and Address	Title	Shares of Common Stock Beneficially Owned Pre-Merger	Percentage of Common Stock Beneficially Owned Pre-Merger
Directors and Named Executive Officers:
Ian Jacobs 2255 Glades Road, Suite 324A Boca Raton, FL 33431	Chief Executive Officer, President, Chief Financial Officer, Secretary and Director	250,000	5%
Mark Tompkins App 1, Via Guidino 23 6900 Lugano-Paradiso Switzerland	Director	4,750,000	95%
All directors and executive officers as a group (2 persons)		5,000,000	100%

Other More than 5% Stockholders:
N/A		—	—

Following the Proposed Merger

The following table sets forth anticipated information regarding the number of shares of our Common Stock beneficially owned as of October 1, 2020, assuming the closing of the proposed Merger, by (i) each person expected by the Company to be the beneficial owner of more than 5% of the outstanding shares of our Common Stock, (ii) each person expected to be a director or named executive officer of the Company and (iii) all expected directors and officers as a group. In determining the percentage of shares of Common Stock beneficially owned, the following table assumes 15,572,597 shares of Common Stock issued and outstanding following the proposed Merger, which includes the anticipated forfeiture and cancellation of 2,691,667 shares and 141,666 shares of our Common Stock held by Mr. Tompkins and Mr. Jacobs, respectively, but does not include shares of Common Stock to be issued upon the consummation of the Proposed Offering.

One or more persons in the table below may purchase shares of Common Stock in the Proposed Offering or decline to do so, resulting in changes to the percentage of Common Stock that they beneficially own immediately following the Proposed Offering. In addition, other third parties not listed in the table below may acquire shares of Common Stock that may result in beneficial ownership of more than 5% of the outstanding shares of Common Stock prior to or after the Proposed Offering.

Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table would have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated in the table’s footnotes, the address of each stockholder listed in the table is Augmedix, Inc., 1161 Mission Street, #LL, San Francisco California, 94105.

Name	Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
Expected 5% Stockholders
Entities affiliated with DCM VI, L.P. (1)	3,354,248	21.17%
McKesson Ventures LLC (2)	3,572,333	22.50%
Entities affiliated with Redmile Private Investments II, L.P. (3)	9,246,125	54.19%
Expected Directors and Named Executive Officers (4)
Jennifer Carter (2)	—	—
Emmanuel Krakaris (5)	863,268	5.25%
Jason Krikorian (1)	—	—
Joseph Marks, Ph.D.	—	—
Gerard van Hamel Platerink (3)	—	—
Ian Shakil (6)	656,267	4.10%
Sandra Breber (7)	122,750	*
All expected directors and executive officers as a group (9 persons) (8)	1,711,586	10.03%

*	Represents beneficial ownership of less than one percent.

(1)	Consists of (i) 3,064,751 shares of common stock held by DCM VI, L.P., (ii) 269,490 shares underlying warrants to purchase common stock held by DCM VI, L.P. and (ii) 20,007 shares of common stock held by A-Fund, L.P. Jason Krikorian, a member of our board of directors, is a general partner at DCM, which is an affiliate of DCM VI, L.P. Mr. Krikorian disclaims beneficial ownership of all shares above except to the extent of his pecuniary interest therein. The address of the above entities and Mr. Krikorian is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(2)	Consists of (i) 3,268,440 shares of common stock held by McKesson Ventures LLC, or McKesson Ventures, and (ii) 303,893 shares underlying warrants to purchase common stock held by McKesson Ventures. Jennifer Carter, a member of our board of directors, is an executive vice president and chief strategy and business development officer at McKesson Ventures. Ms. Carter disclaims beneficial ownership of all shares above except to the extent of her pecuniary interest therein. The address of McKesson Ventures and Ms. Carter is One Post Street, San Francisco CA 94104.

(3)	Consists of (i) 521,140 shares of common stock held by Redmile Capital Fund, LP, (ii) 687,397 shares of common stock held by Redmile Capital Offshore II Master Fund, Ltd., (iii) 161,889 shares of common stock held by Redmile Capital Offshore Master Fund, Ltd., (iv) 4,593,238 shares of common stock held by Redmile Private Investments II, L.P., (v) 32,914 shares of common stock held by Redmile Strategic Master Fund, LP, (vi) 1,758,749 shares of common stock held by RAF, L.P, (vii) 917,414 shares underlying warrants to purchase common stock held by Redmile Private Investments II, L.P., and (viii) 573,384 shares underlying warrants to purchase common stock held by RAF, L.P. Gerard van Hamel Platerink, a member of our board of directors, is a managing director at Redmile Group LLC, which is an affiliate of Redmile Private Investments II, L.P., Redmile Capital Fund, LP, Redmile Capital Offshore II Master Fund, Ltd., Redmile Capital Offshore Master Fund., Ltd., Redmile Strategic Master Fund, LP and RAF, L.P. Mr. Platerink disclaims beneficial ownership of all shares above except to the extent of his pecuniary interest therein. The address of the above entities and Mr. Platerink is 1 Letterman Dr., San Francisco, CA 94129.

(4)	Matteo Machetta resigned from his role as Chief Financial Officer of Augmedix in July 2020.

(5)	Consists of 863,268 shares underlying options to purchase common stock that are exercisable within 60 days of October 1, 2020.

(6)	Consists of 216,660 shares of common stock and 439,607 shares underlying options to purchase common stock that are exercisable within 60 days of October 1, 2020.

(7)	Consists of 122,750 shares underlying options to purchase common stock that are exercisable within 60 days of October 1, 2020.

(8)	Consists of (i) 216,660 shares of our common stock and (ii) 1,494,926 shares underlying options to purchase common stock that are exercisable within 60 days of October 1, 2020.

Changes in Control

Except as contemplated by the proposed Merger Agreement, we do not currently have any arrangements which if consummated may result in a change of control of our Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov.

signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Malo Holdings Corporation

Dated: September 21, 2020	By:	/s/ Ian Jacobs
	Name:	Ian Jacobs
	Title:	Chief Executive Officer, President, Chief Financial Officer, Secretary and Director